

October 5, 2020

Yongwei Hu
Chairman and Chief Executive Officer
Bon Natural Life Ltd
C601 Gazelle Valley No. 69 Jinye Road
Xi'an Hi-Tech Zone
Xi'an China

      Re: Bon Natural Life Ltd
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted September 21, 2020
           CIK No. 0001816815

Dear Mr. Hu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 21, 2020

Risk Factors , page 12

1.   We note your expanded disclosure in response to comment 18. Please also include risk factor disclosure indicating that you are dependent on patents held by Xi'an App-Chem. The discussion should address the potential consequences if;
   - the PRC government finds that your agreements establishing your structure do not comply with PRC laws; or
   - Xi'an App-Chem breaches your contractual arrangements or refuses to renew them.

Yongwei Hu
Bon Natural Life Ltd
October 5, 2020
Page 2

<u>We may incur material product liability claims, which could increase our costs and harm our financial condition and operating results., page 19</u>

2.   We note your response to prior comment 20. Please revise your disclosure on page 19 to remove the statement that your products are believed to be "safe." Only a government agency with the requisite authority can make conclusive determinations about safety. In an appropriate location in your prospectus, please also describe the objective results observed from the studies and reports you have listed.

<u>Regulations on Production and Sale of Food Products, page 75</u>

3.   We note your response to prior comment 22 and your additional disclosure regarding your REACH certification and related EU regulations. Please provide similar disclosure regarding your GRAS certification in the United States.

<u>Financial Statements, page F-1</u>

4.   Please update the Company's financial statements in accordance with Item 8 of Form 20-F.

You may contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joe Laxague, Esq.